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                               March 21, 2023

       Dov Schwell
       Managing Partner
       Schwell Wimpfheimer & Associates
       37 West 39th Street, Suite 505
       New York, NY 10018

                                                        Re: IDW Media Holdings,
Inc.
                                                            Schedule 13D filed
by Howard S. Jonas
                                                            Filed February 28,
2023
                                                            File No. 005-85016

       Dear Dov Schwell:

                                                        We have reviewed the
above-captioned filing, and have the following comments.

               Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to the facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

               After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

       Schedule 13D filed February 28, 2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        July 1, 2021. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after
the acquisition of more than five percent of a class of equity securities specified in Rule
13d-1(i). Based on the July 1, 2021 event date, the Schedule 13D submitted on February
28, 2023 was not timely filed. Please advise us why the Schedule
                                                        13D was not filed
within the required 10 days after the acquisition.
   2. We note Item 5 disclosure states the amount of beneficial ownership is based on Class B common stock and Class
C common stock outstanding as of January 17, 2023. Please
                                                        advise us, with a view
towards revised disclosure, how the amount of beneficial
                                                        ownership disclosed in
Row 13 of the cover page was calculated.
 Dov Schwell
Schwell Wimpfheimer & Associates
March 21, 2023
Page 2
Item 3. Source and Amount of Funds or Other Consideration, page 3

3. We note the response provided incorporates by reference the narrative disclosure provided in reply to Item 4 of Schedule 13D. Advise us, with a view toward revised disclosure, why the information provided in Item 4 satisfies the disclosure standards set forth in Item
         3. We note in particular that the source and the amount of funds or other consideration used or to be used in making any purchases should be disclosed as well as any information regarding prior acquisitions not previously reported.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy (202) 551-7576 or Nicholas Panos at (202)
551-3266.



FirstName LastNameDov Schwell                                 Sincerely,
Comapany NameSchwell Wimpfheimer & Associates
                                                              Division of
Corporation Finance
March 21, 2023 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName